UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ATS CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00211E104
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,323,715

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,323,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,323,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,323,715

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,323,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,323,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,323,715

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,323,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,323,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,323,715

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,323,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,323,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	00211E104

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D, which amends the Schedule 13D dated February 24, 2012, relates to the shares of common stock, $0.0001 par value (the “Common Stock”) of ATS Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive office of the Issuer is located at 7925 Jones Branch Drive, McLean, Virginia 22102.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”), Steven G. Lampe (“Lampe”), a managing member of LC&C, and Richard F. Conway (“Conway”), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the “Reporting Persons”).

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities.  The principal business of LC&C is providing investment advice.  The principal occupation of Lampe and Conway is investment management.  Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  LC&C disclaims beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity.  Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares of Common Stock.  Each of Lampe and Conway disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Common Stock held by the Reporting Persons was acquired for, and is being held for, investment purposes only.  The acquisition of the Common Stock was made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have acquired the Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (e) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons submitted a shareholder proposal for the Issuer’s 2011 annual meeting of shareholders, which meeting has not been held as of the date of the Amended Schedule 13D, to further amend the Issuer's Amended By-laws to implement a majority vote for directors in uncontested elections, constituting a change from the current plurality voting requirement for the election of directors.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 2,323,715 shares of Common Stock, representing 10.1% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2011.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,323,715 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,323,715 shares of Common Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 2,323,715 shares of Common Stock, representing 10.1% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2011.

LC&C has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,323,715 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,323,715 shares of Common Stock.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 2,323,715 shares of Common Stock, representing 10.1% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2011.

Lampe has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,323,715 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,323,715 shares of Common Stock.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 2,323,715 shares of Common Stock, representing 10.1% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2011.

Conway has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,323,715 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,323,715 shares of Common Stock.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)	The transactions by the Reporting Persons in the securities of the Issuer during the past 60 days are set forth in Exhibit 2.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer announced in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012, that is has entered into an Agreement and Plan of Merger, dated as of February 21, 2012 with Salient Federal Solutions, Inc. (“Parent”) and Atlas Merger Subsidiary, Inc. (“Merger Sub”) (the “Merger Agreement”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) within five (5) business days of execution of the Merger Agreement to acquire all of the outstanding shares of the Company’s common stock at a price of $3.20 per share, net to the selling stockholders in cash, without interest (the “Offer Price”). Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent.

Concurrently with the execution and delivery of the Merger Agreement, the LC&C entered into an agreement with Parent (the “Undertaking Agreements”), pursuant to which LC&C agreed, among other things, to tender shares representing, together with other shareholders who entered into separate agreement with the parent similar to the Undertaking Agreement, an aggregate of 40% of the outstanding Common Stock pursuant to the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement.  Specifically, LC&C agreed to tender, and vote if necessary, 2,206,517 of the 4,739,315 Shares it beneficially owned at that time.  LC&C further agreed pursuant to the Undertaking Agreement not to initiate, solicit or participate in any alternative proposals to acquire the Issuer. The Stockholder Agreement terminates in the event the Merger Agreement is terminated.

The Merger Agreement and the Stockholder Agreement were filed as Exhibits 2.1 and 2.5, respectively, to the Issuer’s Current Report on Form 8-K filed on February 21, 2012 and which are incorporated herein by reference.

Except for the matters described herein, including items disclosed in this Item 6 and in Item 4, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated March 2, 2012
2.	Transactions by the Reporting Persons during the past 60 Days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2012

LC CAPITAL MASTER FUND, LTD.* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe* Name: Steven G. Lampe
By: /s/ Richard F. Conway* Name: Richard F. Conway

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                                Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D Amendment is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 2, 2012

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

Exhibit 2

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Description	No. of Common Shares Purchased/Sold	Price per Share

2/29/2012	Common Stock	1,200,000	$3.18

3/1/2012	Common Stock	684,600	$3.18

3/2/2012	Common Stock	531,000	$3.18

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